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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                       YOUTH SERVICES INTERNATIONAL, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   987816 10 5
                                 (CUSIP Number)

                             Parker W. Duncan, Esq.
                             Wyatt, Tarrant & Combs
                                   Suite 1500
                                511 Union Street
                               Nashville, TN 37219
                                 (615) 244-0020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 21, 1998
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


     Check the following box if a fee is being paid with this statement. [ ]



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

                             CUSIP NO. 987816 10 5

(1)      Name of reporting person...........................................Jacob May

         S.S.  No. of above person....................................SSN ###-##-####

(2)      Check the appropriate box
         if a member of a group
         (see instructions)......................................................(a)
                                                                           (b)    X

(3)      SEC use only..................

(4)      Source of funds (see instructions)......................................PF

(5)      Check box if disclosure
         of legal proceedings is
         required pursuant to
         Items 2(d) or 2(e).....................................................N/A

(6)      Citizenship or place
         of organization........................................................USA

Number of shares beneficially
owned by each reporting person
with:

         (7)      Sole voting power.......................................1,796,300
         (8)      Shared voting power.............................................0
         (9)      Sole dispositive power..................................1,796,300
         (10)     Shared dispositive power........................................0

(11)     Aggregate amount beneficially
         owned by each reporting person...................................1,796,300

(12)     Check box if the aggregate amount
         in Row (11) excludes certain
         shares (see instructions)..............................................N/A

(13)     Percent of class represented
         by amount in Row (11)................................................15.9%

(14)     Type of reporting person,...............................................IN



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         The purpose of this amendment is to report the purchase of additional shares of the Issuer's Common Stock by the reporting person and to correct a prior amendment.

         Items 3, 4 and 5 are amended by adding thereto the following information:

Item 3.        Sources and Amount of Funds or Other Consideration

                    The reporting person has used $598,938 of personal funds to purchase the additional shares of the Issuer's Common Stock that is the subject of this Amendment No. 4 statement.

Item 4.        Purpose of Transaction

                    On October 16, 1998, the reporting person purchased 100,000 shares of the Issuer's Common Stock at a price of $2.625 per share. On October 21, 1998, the reporting person purchased 26,000 shares of the Issuer's Common Stock at a price of $2.988 per share. On October 21, 1998, the reporting person purchased an additional 5,000 shares of the Issuer's Common Stock at a price of $3.00 per share. On October 22, 1998, the reporting person purchased 20,000 shares of the Issuer's Common Stock at a price of $3.375 per share. On October 27, 1998, the reporting person purchased 50,000 shares of the Issuer's Common Stock at a price of $3.525 per share.

                    In the reporting person's Amendment No. 2 statement, the October 9, 1998, purchase of 200,000 shares of the Issuer's Common Stock was reported in error. The actual number of shares of the Issuer's Common Stock purchased by the reporting person on October 8, 1998, was 205,000 shares.

                    The reporting person has purchased the Common Stock of the Issuer for investment purposes only.

                    The reporting person has no present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than for investment purposes, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure,
                    (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by



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                    any person, (viii) causing a class of securities of the
                    Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


Item 5.        Interest in Securities of the Issuer

        a. and b. Beneficial Interest: Jacob May

               i.    Owned                             1,796,300           15.9%


               ii.   Sole Voting Power                 1,796,300           15.9%
                     Shared Voting Power                       0            0.0%
                     Sole Dispositive Power            1,796,300           15.9%
                     Shared Dispositive Power                  0            0.0%


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 11, 1998                             /s/ Jacob May
                                         ------------------------------------
                                         Jacob May







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